FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period May 16, 2006

SANPAOLO IMI S.p.A.

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156

10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

SANPAOLO IMI

SANPAOLO BANCA DELL’ADRIATICO the Group’s reference point for the Adriatic.

The bank will have 199 operating branches, 1,700 employees and 240,000 customers.

The Board of Directors of SANPAOLO IMI approves the merger by incorporation of

Banca Popolare dell’Adriatico into SANPAOLO IMI

Turin, 16 May 2006 – The SANPAOLO BANCA DELL’ADRIATICO project is on its way, a new banking network with 199 operating branches (69 Sanpaolo, 130 Banca Popolare dell’Adriatico), 1,700 employees and 240,000 customers (data estimated at the end of November 2005) that will be the Group’s reference point for the Adriatic.

The Board of Directors of SANPAOLO IMI, with the authorisation of Banca d’Italia, approved the merger by incorporation of Banca Popolare dell’Adriatico S.p.A.: as Banca Popolare dell’Adriatico is a wholly owned subsidiary, no exchange of shares between the companies is envisaged.

The transaction is the first phase of the reorganisation of the Group in the Marche, Abruzzo and  Molise and will lead to the creation of SANPAOLO BANCA DELL’ADRIATICO by the end of the summer.

The incorporation of Banca Popolare dell’Adriatico is in the context of the “Banca Nazionale dei Territori” (National/Local) model, which envisages the identification of a single reference brand in each area, so as to strengthen the relationship between the individual branch networks and their regions.

RELAZIONI ESTERNE	INVESTOR RELATIONS
Filippo Vecchio	Dean Quinn
Tel: +39 011 555 7747	Tel: +39 011 555 2593
e: infomedia@sanpaoloimi.com	e: investor.relations@sanpaoloimi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:

/s/ James Ball

Name: James Ball

Title: Head of International Strategy, London Branch

Date: May 16, 2006